UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-9518

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE 401(k) PLAN

(formerly known as THE PROGRESSIVE RETIREMENT SECURITY PROGRAM)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION

6300 WILSON MILLS ROAD

MAYFIELD VILLAGE, OHIO 44143

REQUIRED INFORMATION

See the attached Financial Statements, with Report of Independent Registered Public Accounting Firm, for The Progressive 401(k) Plan, as of and for the years ended December 31, 2014 and 2013.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Administrative Committee, as Administrator of The Progressive 401(k) Plan

By:	/s/ Jeffrey W. Basch
Name:	Jeffrey W. Basch
Title:	Authorized Signatory

Date: May 19, 2015

THE PROGRESSIVE 401(k) PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

As of and for the Years Ended December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of

The Progressive Corporation

Cleveland, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of The Progressive 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.

Certified Public Accountants

Cleveland, Ohio

May 18, 2015

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive 401(k) Plan

	(in thousands) December 31
	2014	2013
Assets:

Pending trade settlement	$296	$37

Notes receivable from participants	66,745	63,132

Investments, at Fair Value:
The Progressive Corporation Common Shares (cost: $435,246 and $409,516)	707,666	709,993
Other investments (cost: $1,719,755 and $1,524,177)	2,077,950	1,876,675

	2,785,616	2,586,668

Net Assets Available for Benefits at Fair Value	2,852,657	2,649,837

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,843)	(2,752)

Net Assets Available for Benefits	$2,849,814	$2,647,085

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive 401(k) Plan

	(in thousands) Year Ended December 31
	2014	2013
Additions to Net Assets Attributed to:
Contributions:
Employer	$73,294	$69,719
Participants	111,913	105,288
Rollovers	5,601	3,729

	190,808	178,736

Interest income on notes receivable from participants	2,767	2,555

Investment Income:
Net appreciation/(depreciation) in fair value of The Progressive Corporation Common Shares	(5,292)	165,366
Net appreciation in fair value of other investments	47,410	266,368
Dividends on The Progressive Corporation Common Shares	39,572	7,724
Interest and other dividends	75,588	52,486
Total Investment Income	157,278	491,944

Deductions from Net Assets Attributed to:
Benefits paid to participants	134,292	108,096
Employee stock ownership plan dividend distribution	13,299	2,332
Other expenses	533	563

Total Deductions	148,124	110,991

Net Increase	202,729	562,244

Net Assets Available for Benefits:
Beginning of Year	2,647,085	2,084,841

End of Year	$2,849,814	$2,647,085

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2014 and 2013

1	Description of the Plan

General:

The Progressive 401(k) Plan (the “Plan”) is designed to encourage employee savings and provide benefits upon an employee’s retirement, death, disability or termination of employment.

All employees of The Progressive Corporation (“the Company”) and certain of its subsidiaries that have adopted the Plan, who have met certain requirements, are eligible to participate in the Plan beginning 31 calendar days after the date of employment (“Covered Employee”).

Contributions:

Participants may contribute to the Plan, on a pre-tax or post-tax basis, any combination up to 99.98% of eligible compensation. However, participants who are classified as “highly compensated employees” under federal tax law are subject to contribution limits that may vary from year to year. Participant contributions are matched 100% by the Company dollar-for-dollar up to 6% of participants’ eligible compensation. Company contributions are payable out of net profits.

Various Internal Revenue Code regulations concerning both employee and Company contributions may limit the contribution amounts defined above. The Company has the right to limit these contributions to conform to applicable regulations.

Vesting:

The portion of the participant’s account in the Plan attributable to the participant’s own contributions, including earnings thereon, vests immediately. Each participant is 100% vested in the Company’s matching contributions made on or after January 1, 2009. Prior to January 1, 2009, each participant’s interest in the Company’s matching contributions vests under the following schedule, based on years of service:

Years of Service	Percentage
1	25%
2	50%
3	75%
4	100%

Company matching contributions for contributions prior to January 1, 2009 immediately vest if a participant reaches age 65, becomes disabled or dies while employed by the Company.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2014 and 2013

1	Description of the Plan, Continued

Vesting, Continued:

Forfeitures of non-vested Company match contributions are held pending reinstatements to rehired employees. Outstanding stale dated checks are also deposited back into the Plan. Company match contribution forfeiture activity has been summarized below.

Description	2014	2013
Beginning Forfeiture Balance	$152	$38,064
Increase in Company Contributions	19,156	123,993
Employer Contribution Balances Reinstated	(16,212)	(170,778)
Employer Contribution Balances Forfeited	2,432	894
Deposit of Stale Dated Checks	3,322	1,531
Reissuance of Stale Dated Checks to Participants	(2,665)	(1,697)
Required Net Market Valuation Adjustments	1,891	7,739
Dividends	60	406

Ending Forfeiture Balance	$8,136	$152

Investment Options for Company Match:

Company matching contributions are invested according to participants’ elections.

Notes Receivable from Participants:

Participants may borrow up to 50% of their total vested account balance from a minimum of $1,000 up to a maximum of $50,000. Two loans may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods range from one to four years. The loans are secured by the balance in the participant’s account and bear interest at the same rate throughout the life of the loan.

At the beginning of each calendar quarter, the interest rate applied to new loans during that quarter is set at 1% above the prime rate. This interest rate remains constant over the life of the loan. Principal and interest are paid through bi-weekly payroll deductions. A $35 loan initiation fee and a quarterly maintenance fee of $3.75 are deducted from the participant’s account for each new loan.

Loan repayments may be suspended for up to one year in case of an approved leave of absence. Loans to participants on a leave of absence due to a Qualified Military Leave will be automatically suspended for the period of the Qualified Military Leave.

Participants who terminate employment at the time a loan is outstanding may arrange with the Administrator to continue to repay the loan through automatic or electronic withdrawals or debits from a financial institution known as “ACH” debits.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2014 and 2013

1	Description of the Plan, Continued

General:

Self-Directed Retirement Plan (discontinued effective January 1, 2009)

The primary purpose of the SDRP was to provide benefits upon a participant’s or former participant’s retirement, death, disability or termination of employment.

Prior to January 1, 2009, all employees of the Company and certain of its subsidiaries that had adopted the Plan were eligible to participate in the Plan as of the entry date coincident with or immediately following the date such covered employee completed one year of service, had 1,000 hours of service within a service year and had attained age twenty-one (21).

Contributions:

The SDRP provided for the following contribution rates by the Company for employees who met the age and service requirements.

Contribution Rate	Length of Service
1%	One year but less than five years
2%	Five years but less than ten years
3%	Ten years but less than fifteen years
4%	Fifteen years but less than twenty years
5%	Twenty years or more

Contribution rates were applied to eligible compensation not exceeding the social security wage base.

Vesting:

SDRP contributions made before January 1, 2007 and any earnings on those contributions became 100% vested after completing 5 full years of service. Effective January 1, 2007, Progressive adopted a new vesting schedule for the SDRP. SDRP contributions made after December 31, 2006 and any earnings on those contributions became 100% vested after 3 full years of service.

SDRP contributions vested earlier if while employed by the Company, a participant retired at age 65, became permanently and totally disabled or died.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2014 and 2013

1	Description of the Plan, Continued

Vesting, Continued:

Forfeitures of non-vested SDRP contributions are held pending reinstatement to rehired employees. Outstanding stale dated checks are also deposited back into the Plan. SDRP forfeiture activity has been summarized below.

Description	2014	2013
Beginning Forfeiture Balance	$1,013	$23,634
Increase in Company Contributions	—	14,051
Employer Contribution Balances Reinstated	—	(38,811)
Employer Contribution Balances Forfeited	3,436	1,241
Deposit of Stale Dated Checks	1,771	2,205
Reissuance of Stale Dated Checks to Participants	(968)	(1,542)
Required Net Market Valuation Adjustments	—	—
Dividends	44	235

Ending Forfeiture Balance	$5,296	$1,013

The above description is provided for informational purposes. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

2	Summary of Significant Accounting Policies

Use of Estimates and Basis of Accounting:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and the accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition:

At the close of business on June 3, 2013, the Vanguard Institutional Index Fund Institutional Shares were moved to the Vanguard Institutional Index Fund Institutional Plus Shares.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2014 and 2013

2	Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

The Fidelity Managed Income Portfolio II investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Portfolio invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and maintains a “wrapper” contract issued by a third-party. Fidelity Management Trust Company (“FMTC”) seeks to minimize the exposure of the Portfolio to credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The Portfolio’s ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations.

The fair value of investments in wrap contracts is determined using a discounted cash flow model which considers recent fee bids from recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. However, withdrawals prompted by certain events (e.g., the Plan’s disqualification under the Internal Revenue Code, substantive Portfolio modification not consented to by the wrap issuer, establishment of another Employer plan that competes with the Plan for employee contributions, etc.) may be paid at market value, which may be less than book value. The portfolio strives to maintain a $1 unit price, but cannot guarantee that it will be able to do so, and its yield will fluctuate.

The fair value of the Fidelity Managed Income Portfolio II investment contract at December 31, 2014 and 2013, was $197,505,942 and $195,515,166, respectively. The average yield was 1.70% and 1.59% and the crediting interest rate was 1.38% and 1.14% for 2014 and 2013, respectively. The crediting interest rate for this investment contract is reset annually by the issuer but cannot be less than zero.

The investment in The Progressive Corporation Stock Fund is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the Brokerage Accounts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2014 and 2013

2	Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

Investment securities are exposed to various risks such as interest rate, market, credit and liquidity risks. Market values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the Plan’s investments.

Security transactions in The Progressive Corporation Stock Fund are recorded on a trade date basis. All other security transactions are recorded on a settlement date basis. The use of a transaction or trade date basis would not have a material effect on the overall statements of net assets available for benefits or changes in net assets available for benefits as and for the year ended of December 31, 2014 or 2013.

The fair value of the wrapper investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Realized gains and losses on the sale of securities are determined based on the average cost of the securities sold from the Trust’s assets. Realized gains and losses on the distribution of Company common shares are determined based on the historical cost of the shares distributed.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on an accrual basis.

For the dividends on The Progressive Corporation common shares, the financial statements reflect the annual dividend of $.4929 with an ex-dividend date of January 27, 2014, the $1 special cash dividend with an ex-dividend date of January 27, 2014 and the annual dividend of $.2845 with an ex-dividend date of January 23, 2013.

Fair Value:

The Plan has categorized its financial instruments, based on the degree of subjectivity inherent in the method by which they are valued, into a fair value hierarchy of three levels, as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. Government obligations and active exchange-traded equity securities).

Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain common/collective trusts and unitized investment funds). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable. Unobservable inputs reflect the Plan’s subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2014 and 2013

2	Summary of Significant Accounting Policies, Continued

Fair Value, Continued:

The composition of the investment portfolio as of December 31 was:

Description	12/31/2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Growth funds	$511,872,894	$511,872,894	$—	$—
Balanced funds	594,816,487	594,816,487	—	—
Index funds	609,022,608	609,022,608	—	—
Income funds	40,172,214	40,172,214	—	—
Other funds	43,410,546	43,410,546	—	—

Total mutual funds	1,799,294,749	1,799,294,749	—	—

Common Stocks:
Insurance	708,713,989	708,713,989	—	—
Other	43,583,420	43,583,420	—	—

Total common stocks	752,297,409	752,297,409	—	—

Common/Collective Trusts	197,505,942	—	197,505,942	—
Money Market	34,454,262	34,454,262	—	—
Certificates of Deposit	93,809	93,809	—	—
Unitized Investment Funds	1,222,210	—	1,222,210	—
Corporate Bonds	378,282	378,282	—	—
Government Bonds	245,274	245,274	—	—
Preferred Stock	96,724	96,724	—	—
Rights/Warrants/Options	26,898	26,898	—	—

Total	$2,785,615,559	$2,586,887,407	$198,728,152	$—

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2014 and 2013

2	Summary of Significant Accounting Policies, Continued

Fair Value, Continued:

Description	12/31/2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Growth funds	$505,866,295	$505,866,295	$—	$—
Balanced funds	499,056,516	499,056,516	—	—
Index funds	515,001,777	515,001,777	—	—
Income funds	42,049,857	42,049,857	—	—
Other funds	40,076,123	40,076,123	—	—

Total mutual funds	1,602,050,568	1,602,050,568	—	—

Common Stocks:
Insurance	710,810,289	710,810,289	—	—
Other	38,419,180	38,419,180	—	—

Total common stocks	749,229,469	749,229,469	—	—

Common/Collective Trusts	195,515,166	—	195,515,166	—
Money Market	37,887,794	37,887,794	—	—
Certificates of Deposit	104,102	104,102	—	—
Unitized Investment Funds	1,369,060	—	1,369,060	—
Corporate Bonds	283,349	283,349	—	—
Government Bonds	64,996	64,996	—	—
Preferred Stock	50,834	50,834	—	—
Rights/Warrants/Options	112,772	112,772	—	—

Total	$2,586,668,110	$2,389,783,884	$196,884,226	$—

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2014 and 2013

2	Summary of Significant Accounting Policies, Continued

Funding:

Participant and employer contributions are funded on a bi-weekly basis generally coincident with the pay date.

Expenses:

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses paid by the Plan. Investment management fees are expenses of the Plan, but are netted against investment income. Transaction fees for loan initiation, quarterly loan maintenance, exchanges of Company stock and short-term fund trading are paid from assets in participant accounts.

Risks and Uncertainties:

The Plan provides for several investment options, which are subject to various risks, such as interest rate, credit, foreign currency exchange rate, liquidity and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3	Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company match, Company SDRP contributions prior to January 1, 2009 and an allocation of earnings. Allocations are based on the portion of each participant’s account balance to the total account balances for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2014 and 2013

3	Participant Accounts, Continued

The Plan uses the share value method for allocating Plan earnings. The share values are determined on a daily basis and are presented excluding contributions receivable and benefits payable. The total number of shares and share values as of December 31, by fund, are as follows:

Investment Options	Ticker Symbol	Total Number of Shares	Net Asset Share Value ($)

2014
American Beacon Small Cap Value Fund Class Institutional	AVFIX	1,794,508.11	25.07
Fidelity Diversified International Fund - Class K	FDIKX	3,996,986.29	34.39
Fidelity Low-Priced Stock Fund - Class K	FLPKX	2,772,752.56	50.20
Fidelity Managed Income Portfolio II Class 3	not applicable	194,663,338.70	1.00
Fidelity Mid-Cap Stock Fund - Class K	FKMCX	3,595,050.12	38.39
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	34,454,262.27	1.00
Oakmark Equity And Income Fund Class I	OAKBX	4,039,998.69	31.91
PIMCO Total Return Fund Institutional Class	PTTRX	3,768,500.39	10.66
The Progressive Corporation Common Shares	PGR	26,219,561.61	26.99
Vanguard Growth Index Fund Institutional Shares	VIGIX	1,097,743.29	53.70
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	1,674,274.65	188.68
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	1,012,270.51	33.79
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	506,273.45	55.87
Vanguard Target Retirement 2010 Fund Investor Shares	VTENX	438,787.81	26.32
Vanguard Target Retirement 2015 Fund Investor Shares	VTXVX	1,132,293.90	15.29
Vanguard Target Retirement 2020 Fund Investor Shares	VTWNX	2,018,440.55	28.46
Vanguard Target Retirement 2025 Fund Investor Shares	VTTVX	2,749,821.32	16.53
Vanguard Target Retirement 2030 Fund Investor Shares	VTHRX	3,476,125.67	29.04
Vanguard Target Retirement 2035 Fund Investor Shares	VTTHX	3,376,203.25	17.84
Vanguard Target Retirement 2040 Fund Investor Shares	VFORX	2,529,171.68	29.76
Vanguard Target Retirement 2045 Fund Investor Shares	VTIVX	2,810,394.10	18.65
Vanguard Target Retirement 2050 Fund Investor Shares	VFIFX	929,652.59	29.62
Vanguard Target Retirement 2055 Fund Investor Shares	VFFVX	201,171.61	31.98
Vanguard Target Retirement 2060 Fund Investor Shares	VTTSX	44,818.21	28.20
Vanguard Target Retirement Income Fund Investor Shares	VTINX	778,101.58	12.91
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	7,393,331.60	10.87
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	267,388.70	103.98
Vanguard Value Index Fund Institutional Shares	VIVIX	1,928,140.36	32.94
Wasatch Small Cap Growth Fund	WAAEX	1,064,453.02	49.06

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2014 and 2013

3	Participant Accounts, Continued

Investment Options	Ticker Symbol	Total Number of Shares	Net Asset Share Value ($)

2013
American Beacon Small Cap Value Fund Class Institutional	AVFIX	1,627,457.60	27.19
Fidelity Diversified International Fund - Class K	FDIKX	3,858,296.89	36.84
Fidelity Low-Priced Stock Fund - Class K	FLPKX	2,734,735.45	49.42
Fidelity Managed Income Portfolio II Class 3	not applicable	192,763,016.57	1.00
Fidelity Mid-Cap Stock Fund - Class K	FKMCX	3,273,664.99	39.50
Fidelity Money Market Trust Retirement Money Market Portfolio	FRTXX	37,887,793.87	1.00
Oakmark Equity And Income Fund Class I	OAKBX	3,695,186.02	32.65
PIMCO Total Return Fund Institutional Class	PTTRX	3,933,569.46	10.69
The Progressive Corporation Common Shares	PGR	26,035,678.80	27.27
Vanguard Growth Index Fund Institutional Shares	VIGIX	918,250.42	47.87
Vanguard Institutional Index Fund Institutional Plus Shares	VIIIX	1,616,337.85	169.28
Vanguard Mid-Cap Index Fund Institutional Shares	VMCIX	799,883.06	30.08
Vanguard Small-Cap Index Fund Institutional Shares	VSCIX	441,477.40	52.71
Vanguard Target Retirement 2010 Fund Investor Shares	VTENX	429,495.18	25.60
Vanguard Target Retirement 2015 Fund Investor Shares	VTXVX	1,038,941.74	14.77
Vanguard Target Retirement 2020 Fund Investor Shares	VTWNX	1,763,441.82	27.11
Vanguard Target Retirement 2025 Fund Investor Shares	VTTVX	2,311,636.48	15.75
Vanguard Target Retirement 2030 Fund Investor Shares	VTHRX	3,122,465.66	27.64
Vanguard Target Retirement 2035 Fund Investor Shares	VTTHX	2,790,800.17	16.98
Vanguard Target Retirement 2040 Fund Investor Shares	VFORX	2,136,904.94	28.32
Vanguard Target Retirement 2045 Fund Investor Shares	VTIVX	2,252,820.99	17.76
Vanguard Target Retirement 2050 Fund Investor Shares	VFIFX	754,836.57	28.19
Vanguard Target Retirement 2055 Fund Investor Shares	VFFVX	113,539.80	30.35
Vanguard Target Retirement 2060 Fund Investor Shares	VTTSX	18,060.09	26.75
Vanguard Target Retirement Income Fund Investor Shares	VTINX	674,031.48	12.50
Vanguard Total Bond Market Index Fund Institutional Shares	VBTIX	6,756,745.13	10.56
Vanguard Total International Stock Index Fund Institutional Shares	VTSNX	237,415.79	112.01
Vanguard Value Index Fund Institutional Shares	VIVIX	1,751,394.64	29.78
Wasatch Small Cap Growth Fund	WAAEX	1,048,516.72	52.47

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2014 and 2013

4	Investments

Participants can invest in any of the options offered under the Plan.

The following investments individually represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2014	2013
Fidelity Diversified International Fund - Class K	N/A	$142,139,658
Fidelity Low-Priced Stock Fund - Class K	N/A	$135,150,626
Fidelity Managed Income Portfolio II Class 3	$194,663,339	$192,763,017
The Progressive Corporation Common Shares	$707,665,968	$709,992,961
Vanguard Institutional Index Fund Institutional Plus Shares	$315,902,140	$273,613,671

5	Related Party Transactions

The fund investment options include The Progressive Corporation Stock Fund. This fund consists of the Company’s common shares.

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee and, along with FMR Co., is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions.

6	Income Tax Status

The Plan obtained its latest determination letter on August 9, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The determination letter was contingent on the Plan adopting certain amendments that were, in fact, adopted in Amendment Three to the Plan on September 9, 2013.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2011.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2014 and 2013

7	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, to the extent not already vested.

8	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

SCHEDULE H-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Part IV Line 4i

The Progressive 401(k) Plan

Plan No. 003

EIN 34-0963169

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Fidelity	2,772,752.56 shares of Fidelity Low-Priced Stock Fund - Class K	$139,192,179
*	Fidelity	3,996,986.29 shares of Fidelity Diversified International Fund - Class K	137,456,358
*	Fidelity	3,595,050.12 shares of Fidelity Mid-Cap Stock Fund - Class K	138,013,974
*	Fidelity	34,454,262.27 shares of Fidelity Money Market Trust Retirement Money Market Portfolio	34,454,262
* 2	Fidelity	2,386.76 shares of Fidelity Cash Reserves	2,387
* 1	Fidelity	194,663,338.70 shares of Fidelity Managed Income Portfolio II Class 3	194,663,339
	Brokerage Account	Various Common Stocks	44,631,441
	Brokerage Account	Various Mutual Funds	43,408,159
	Brokerage Account	Various Preferred Stocks	96,724
	Brokerage Account	Various Unitized Investment Funds	1,222,210
	Brokerage Account	Various Rights/Warrants/Options	26,898
	Brokerage Account	Various Certificates of Deposit	93,809
	Brokerage Account	Various Corporate Bonds	378,282
	Brokerage Account	Various Government Bonds	245,274
	American Beacon Advisors	1,794,508.11 of American Beacon Small Cap Value Fund Class Institutional	44,988,318
	Harris Associates L.P.	4,039,998.69 shares of Oakmark Equity And Income Fund Class I	128,916,358
	Pacific Investment Management Company	3,768,500.39 shares of PIMCO Total Return Fund Institutional Class	40,172,214
	The Vanguard Group	1,928,140.36 shares of Vanguard Value Index Fund Institutional Shares	63,512,943
	The Vanguard Group	267,388.70 shares of Vanguard Total International Stock Index Fund Institutional Shares	27,803,077
	The Vanguard Group	1,012,270.51 shares of Vanguard Mid-Cap Index Fund Institutional Shares	34,204,621
	The Vanguard Group	506,273.45 shares of Vanguard Small-Cap Index Fund Institutional Shares	28,285,498
	The Vanguard Group	1,097,743.29 shares of Vanguard Growth Index Fund Institutional Shares	58,948,815
	The Vanguard Group	1,674,274.65 shares of Vanguard Institutional Index Fund Institutional Plus Shares	315,902,140
	The Vanguard Group	7,393,331.60 shares of Vanguard Total Bond Market Index Fund Institutional Shares	80,365,514
	The Vanguard Group	778,101.58 shares of Vanguard Target Retirement Income Fund Investor Shares	10,045,291
	The Vanguard Group	438,787.81 shares of Vanguard Target Retirement 2010 Fund Investor Shares	11,548,895
	The Vanguard Group	1,132,293.90 shares of Vanguard Target Retirement 2015 Fund Investor Shares	17,312,774
	The Vanguard Group	2,018,440.55 shares of Vanguard Target Retirement 2020 Fund Investor Shares	57,444,818
	The Vanguard Group	2,749,821.32 shares of Vanguard Target Retirement 2025 Fund Investor Shares	45,454,546
	The Vanguard Group	3,476,125.67 shares of Vanguard Target Retirement 2030 Fund Investor Shares	100,946,689
	The Vanguard Group	3,376,203.25 shares of Vanguard Target Retirement 2035 Fund Investor Shares	60,231,466
	The Vanguard Group	2,529,171.68 shares of Vanguard Target Retirement 2040 Fund Investor Shares	75,268,149
	The Vanguard Group	2,810,394.10 shares of Vanguard Target Retirement 2045 Fund Investor Shares	52,413,850
	The Vanguard Group	929,652.59 shares of Vanguard Target Retirement 2050 Fund Investor Shares	27,536,310
	The Vanguard Group	201,171.61 shares of Vanguard Target Retirement 2055 Fund Investor Shares	6,433,468
	The Vanguard Group	44,818.21 shares of Vanguard Target Retirement 2060 Fund Investor Shares	1,263,873
	Wasatch Advisors, Inc.	1,064,453.02 shares of Wasatch Small Cap Growth Fund	52,222,065

			2,075,106,988
*	The Progressive Corporation	26,219,561.61 shares of The Progressive Corporation Common Shares	707,665,968
*	Participant Loans	4.25% to 8.75% at various maturities; participant account balances as collateral	66,745,206

			$2,849,518,162

*	Party-in-interest
1	Amount represents contract value
2	Included in The Progressive Corporation Stock Fund for the recordkeeping of fractional shares of stock

THE PROGRESSIVE 401(k) PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT
23	23	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated May 18, 2015, to incorporate by reference their report dated May 18, 2015.